Exhibit 99.1

Itaú CorpBanca files Material Event Notice

Santiago, Chile, September 27, 2016. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today with the Chilean Superintendencia de Valores y Seguros a Material Event Notice announcing that Mr. Héctor Valdés resigned from his position on the Board of Directors of Itaú CorpBanca effective since August 31, 2016.  At the same time, the Board of Directors has appointed in his replacement Mr. Pedro Samhan Escandar, also as an independent director, who shall hold office until the next Annual General Shareholders Meeting. The document is also available on the company’s corporate websites at www.itau.cl or www.corpbanca.cl.

About Itaú CorpBanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into CorpBanca on April 1, 2016. After the merger, the resulting ownership structure is: 33.58% owned by Itaú Unibanco, 33.13% owned by CorpGroup and 33.29% owned minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement to determine aspects related to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú CorpBanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú CorpBanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and in individuals, Itaú CorpBanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco CorpBanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of July 31, 2016, according to the Chilean Superintendency of Banks, Itaú CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 11.9% market share.

As of July 31, 2016, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. At the same date, its market share by loans reached 5.9%.

Investor Relations – Itaú CorpBanca
+56 (2) 2660-2555 / IR@corpbanca.cl